AMENDED APPENDIX A

Portfolio	Expense Limitation	Initial Term Month End Date
Matson Money U.S. Equity VI Portfolio	1.13%	December 31, 2021
Matson Money International Equity VI Portfolio	1.35%	December 31, 2021
Matson Money Fixed Income VI Portfolio	1.00%	December 31, 2021